

December 3, 2012

Via E-mail
Mr. Tony M. Shelby
Chief Financial Officer
LSB Industries, Inc.
16 South Pennsylvania Avenue
Oklahoma City, OK 73107

> **Re:**   **LSB Industries, Inc.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed February 28, 2012**
> **File No. 1-7677**

Dear Mr. Shelby:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis…, page 27

Results of Operations, page 38

1. Please revise your future filings to also discuss with quantification under the Other caption on pages 41 and 44 the business reasons for any material changes between periods in these amounts. Please similarly revise the disclosures in your Forms 10-Q in future filings as well.

Signatures, page 93

2. Please ensure that future filings are separately signed by your principal executive officer, principal financial officer, principal accounting officer or controller in such capacities. Refer to General Instruction D(2)(a) of Form 10-K.

Consolidated Financial Statements, page F-1

Consolidated Balance Sheets, page F-3

3. Please tell us your basis in GAAP for presenting the uncaptioned subtotal on page F-4 that appears to represent total stockholders' equity before treasury stock or revise your presentation in your future Forms 10-K and 10-Q, if appropriate.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

    - the company is responsible for the adequacy and accuracy of the disclosure in the filing;
    - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
    - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may contact Lisa Etheredge, Staff Accountant at (202) 551-3424 or the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Pamela Long, Assistant Director, at (202) 551-3765 with any other questions.

                                        Sincerely,

                                        /s/ Rufus Decker

                                        Rufus Decker
                                        Accounting Branch Chief